FORM 6K

SECURITIES & EXCHANGE COMMISSION

Washington, D.C.  20549

___________________

REPORT OF A FOREIGN ISSUER

Pursuant to Rule 13a - 16  or  15d - 16

The Securities Exchange Act of 1934

ANGLO SWISS RESOURCES INC.  (File # 0-08797)

(Translation of the Registrant's Name into English )

#1904-837 West Hastings Street, Vancouver, B.C. Canada, V6C 3N7

(Address of principal Executive offices)

Attachments:

1.

Material Change Report – Property Acquisition

 Indicate by check mark whether the registrant files or will file annual reports under cover Form 20F or Form 40F.

FORM 20 F      X                                            FORM 40F____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule  12g3 – 2 (b) under the Securities Act of 1934.

YES                                                                NO    X

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGLO SWISS RESOURCES INC.

(Registrant)

Dated: January 6, 2006

BY:

Chris Robbins

It’s       Vice President

(Title)

ANGLO SWISS RESOURCES INC.

SUITE 1904 - 837 WEST HASTINGS STREET

VANCOUVER, BC V6C 3N7

604-683-0484

FAX: 604-683-7497

January 6, 2006

Securities & Exchange Commission

VIA EDGAR

450 Fifth Street N.W.

Washington, D.C.

USA  20549

Dear Sir or Madam:

RE:

ANGLO SWISS RESOURCES INC.

SEC FILE NO.  0-08797

FORM 6K

On behalf of Anglo Swiss Resources Inc., a corporation under the laws of British Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Yours truly,

ANGLO SWISS RESOUCES INC.

Chris Robbins

Per:

Chris Robbins

Vice  President

FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1. Reporting Issuer

Anglo Swiss Resources Inc. (the “Company”)

#1904 – 837 West Hastings Street

Vancouver, British Columbia,  V6C 3N7

Phone: 604-683-0484

ITEM 2. Date of Material Change

November 17, 2005*

ITEM 3. Press Release

The Press Release was issued by the Company in Vancouver, British Columbia, on November 17, 2005 via CCN Mathews News Service. The Exchange Acceptance Release was issued on December 20, 2005.

ITEM 4. Summary of Material Change

Anglo Swiss Resources Inc. has entered into an Option Agreement with Impala Resources Inc. (“Impala”), a private B.C. company, whereby Anglo Swiss can acquire a 100-per-cent interest to 25 mineral claims (MS 1-25), covering approximately 52,459 acres in the diamond producing area of Lac de Gras, North West Territories (“NWT”).

ITEM 5. Full Description of Material Change

The Agreement is dated November 17, 2005, and is an Option Agreement to acquire 100% interest to the 25 mineral claims (MS1-25) in the Lac de Gras region of the North West Territories, Canada, from Impala Resources Inc., a company duly incorporated in the Province of British Columbia.

The purchase price is $50,000 ($25,000 within 30 days and $25,000 60 days from exchange acceptance) and 2,000,000 common shares paid within 5 business days of receiving approval from the TSX Venture Exchange.  Additional shares of Anglo Swiss Resources Inc. shall be issued to Impala as follows, upon further regulatory approvals being received:

250,000 shares on the discovery of each new kimberlite body to a cumulative total of 1,000,000 shares (the “Kimberlite Bonus”).

The Property is subject to a 2% Gross Overriding Royalty in favour of Impala (“GORR”) as defined in Schedule B of the Option Agreement. The parties agree that up to a maximum of 1% GORR may be purchased by Anglo Swiss Resources Inc for the price of $1,000,000.

* Exchange approval received on December 20, 2005.

ITEM 6. Confidential Report

Not applicable.

ITEM 7. Omitted Information

Not applicable.

ITEM 8. Senior Officers

For further information please contact:

 Chris Robbins

 Vice-President

 #1904 – 837 West Hastings Street

 Vancouver, BC  V6C 3N7

 Tel: (604) 683-0484. email: angloswiss@shaw.ca

ITEM 9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia this 3rd day of January, 2006.

ANGLO SWISS RESOURCES INC.

Per:

/s/  “Chris Robbins”

Chris Robbins

Director

cc: TSX Venture Exchange